CopyTele, Inc.
900 Walt Whitman Road
Melville, NY 11747

March 9, 2010

Via EDGAR & Federal Express

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Mark P. Shuman Branch Chief
          Mail Stop 4561

Re:	CopyTele, Inc.
Form 10-K for Fiscal Year Ended October 31, 2009
Filed January 29, 2010
File No. 000-11254

Dear Mr. Shuman:

This letter sets forth the responses of CopyTele, Inc. (the "Company") to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") set forth in its comment letter dated February 23, 2010 (the "Comment Letter") with respect to the Company’s Form 10-K for the fiscal year ended October 31, 2009 (the “Form 10-K”).  In addition, the Company has filed through EDGAR Amendment No. 1 ("Amendment No. 1") to the Form 10-K which incorporates the Company's responses to the Staff's comments to the Form 10-K.  For the convenience of the Staff, hard copies of Amendment No. 1 marked to show changes from the applicable sections of the Form 10-K are being provided under separate cover.

We have reproduced below in italics each of the Staff's comments set forth in the Comment Letter.  Immediately following each such comment is the Company's response in regular font.  The Company's responses in this letter correspond to the numbers in the Staff's comments in the Comment Letter and the page number references are to the page numbers in the marked copy of Amendment No. 1.

Part I

Item 1. Business

Overview, page 2

1.
Comment:  We note that you expect to receive technology license fees of $11 million, payable in installments over a 27-month period beginning in May 2008, pursuant to your agreement with Videocon.  Please tell us the consideration you have given to including corresponding disclosure in the Business and Management’s Discussion and Analysis sections as fluctuations in expected receipts appear to be a known trend that will materially affect revenues in future periods.

Securities and Exchange Commission
March 9, 2010

Response: We have updated the disclosure in the Form 10-K to clarify that the modifications to the payment terms of the technology license agreement with Videocon that occurred in the second quarter of 2009 and the first quarter of 2010 were made to more closely align Videocon’s payment with the progress being made towards the optimization of the display performance.    In addition, an additional Risk Factor and disclosure have been added to “Item 1. Business” and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” to indicate that future modifications could occur that might lead to fluctuations in revenue in the future but that the total amount of the payments did not change.  We have also added additional disclosure to indicate Future modifications of the timing of payments from Videocon could occur that might materially affect in which future periods revenues from Videocon are recognized and which could delay the payment of the license fee beyond the 27 month period.  See “Item 1. Business” on page 5, “Item 1A.  Risk Factors” on page 15 and “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 19.

Flat Panel Video Display Products, page 6

2.
Comment: You disclose that you are working with Videocon to implement your display technology for Videocon to produce the displays.  Please clarify the development status of your products and whether the technology has been incorporated into commercially marketable products that are manufactured on a commercial scale.  Refer to Item 101(c)(ii) of Regulation S-K.  As applicable, include corresponding risk factor disclosure relating to the developmental status of products that are material to your business.

Response:  The flat panel display products have not yet been incorporated into a commercial product.  To avoid confusion, the subsection “Flat Panel Video Display Products” has been moved to the “New Technologies Under Development” and additional disclosure has been added to clarify that these products are still under development.  See page 9.

An additional risk factor has also been added to address the risks relating to the developmental status of the Company’s products.  See page 17.

Item 1A. Risk Factors

3.
Comment: You recognized 95% of your net revenue in fiscal year 2009 from fee payments by Videocon.  Tell us what consideration you have given to including a risk factor, which alerts investors to the fact that a significant amount of your revenues depend on this arrangement with Videocon.  We also note that this agreement is governed by the laws of India.  Tell us what consideration you have given to discussing the possible risks to your business associated with the enforcement, performance or administration of this agreement pursuant to Indian laws.

Securities and Exchange Commission
March 9, 2010

Response:  A risk factor has been added to address that a significant amount of revenue was dependent on the arrangement with Videocon.  See page 15.

An additional risk factor has been added to address the risks associated with the agreement being governed by Indian law and related enforcement, performance and administrative issues.  See pages 15-16.

Part II

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General, page 18

4.
Comment: On page 19 you state that you entered into a share agreement with Mars Overseas, an affiliate of Videocon, to purchase 20 million unregistered shares of your common stock; and that your subsidiary entered into an agreement to purchase approximately 1.5 million global depository receipts of Videocon.  Please describe the material terms of these transactions, including how the purchased and issued blocks of stock were valued.  Also, discuss the effect of issuance and receipt of shares on your balance sheet, and any other significant factors, to help investors better understand the impact of these transactions on your financial statements.

Response:  Disclosure has been added to pages 6 and 20-21 to describe the material terms of the subscription and purchase agreements with Videocon.  In addition disclosure has been added on page 21 to discuss the effect of the transactions on the Company’s balance sheet.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

Business Experience of our Directors and Executive Officers, page 36

5.
Comment: Describe briefly any arrangement or understanding between your directors and any other person(s) who should be named in the filing, pursuant to which your director was or is to be selected as a director or nominee.  In this regard, we note that in connection with your license agreement with Videocon, you and Videocon have each appointed one senior advisor to each other’s respective board of directors to advise on strategic planning and technology in the display field.  Refer to Item 401(a) of Regulation S-K.

Securities and Exchange Commission
March 9, 2010

Response:  The Company does not have any arrangements or understandings pursuant to which any person was or is to be selected as a director.  While Videocon and the Company have each appointed one senior advisor to the other’s board of directors in connection with the License Agreement, the role of such advisor is intended at most to be limited to advice with respect to strategic planning and technology in the display field, and such person does not and has not attended board of director meetings or otherwise have any involvement with the overall management and operation of the Company.  Furthermore, in practice, while each party has appointed a senior advisor and the senior advisors from each of the companies are in communications with each other with respect to strategic planning and technology in the display field, there had been no interaction between the Company’s board of directors and the senior advisor appointed by Videocon.  Accordingly, we do not believe that any additional disclosure in Item 10 is required and the clarifying language has been added to pages 6 and 20.

Item 11. Executive Compensation

Compensation Discussion and Analysis, page 38

General

6.
Comment: Please provide substantive analysis and insight into how your board of directors made actual payout determinations with respect to each compensation element for the years reported.  Refer to Item 402(b)(1)(iii) and (iv) of Regulation S-K.  Please provide a materially complete discussion of the specific factors considered by your committee in ultimately approving the specific forms and amounts of compensation and include a discussion of why the board believes that the amounts paid to each named executive officer under each form are appropriate, addressing, as necessary, the various items considered in making specific compensation decisions.

Response:  As a small company with only 20 employees and a small management team, we have implemented a simple and modest compensation structure.  Our Board of Directors deems such a simple, less formula-based compensation structure advisable and consistent with the Company’s overall compensation objectives and philosophies.  Accordingly, the method of compensation decision-making actually employed by the Company does not lend itself to extensive analytical and quantitative analysis, but rather is based on the business judgment of the Company’s Chief Executive Officer and our Board of Directors.  While the Company evaluates certain factors in approving compensation, no specific weight is given to such factors and therefore it is not possible to provide a complete qualitative and quantitative discussion linking the Company’s compensation objectives and policies with the actual payout determinations.  We have revised the Compensation Disclosure and Analysis accordingly to explain such compensation structure and our inability to provide substantive analysis and insight into how our Board of Directors made actual payment determinations.  See pages 33 - 37.

Securities and Exchange Commission
March 9, 2010

Compensation Committee Interlocks and Insider Participation, page 40

7.
Comment: Please specifically identify each officer and employee who, during the last completed fiscal year, participated in deliberations of the board of directors concerning executive compensation.  Refer to Item 407(e)(4)(ii) of Regulation S- K.

Response:   No persons other than directors participated in the deliberations on executive compensation and disclosure to such effect has been added to the section “Compensation Committee Interlocks and Insider Participation.”  See page 37.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 44

8.
Comment: Please identify the natural person(s) who exercise the sole or shared voting and dispositive powers over the shares held of record by Mars Overseas Limited.  Refer to Item 403(a) of Regulation S-K and Securities Exchange Act Rule 13d-3(d)(1).

Response:  In setting forth the information in Item 12 with respect to beneficial ownership of the 20 million shares of the Company’s common stock owned by Mars Overseas Limited (“Mars”), the Company has relied on the information provided in Schedule 13G filed by Mars on November 9, 2007.  The Company has no knowledge (or basis to know) as to which natural persons exercise sole or shared voting or dispositive power over the shares of the Company’s common stock held of record held by Mars and disclosure to such effect has been added to footnote (3) under “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.”  See page 42.

Equity Compensation Plan Information, page 45

9.	Comment: Please include footnote disclosure describing the material features of the equity plans that were not approved by security holders. Refer to Item 201(d)(3) of Regulation S-K.

Response:  Footnote disclosure has been added following the Equity Compensation Plan Information table to describe the material features of the Company’s 2003 Share Incentive Plan, which is the only equity plan that has not been approved by shareholders.  See page 43.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Transactions with Related Persons, page 46

10.
Comment: We note your statement, “except as otherwise indicated herein, there have been no related party transactions.”  Please identify the transactions you are referring to in this statement and tell us specifically where the disclosure required by Item 404 of Regulation S-K is provided in your report.  Please either include the information concerning related party transactions that is required by Item 404 of Regulation S-K, under this heading, or provide a precise cross reference to the page and sub-caption of the filing where the related party disclosure pertaining to Item 404 is presented.

Securities and Exchange Commission
March 9, 2010

Response:  The Company has no related party transactions other than the transactions between the Company and Videocon or Mars, which transactions are disclosable as a result of Mars ownership of more than 5% of the Company’s common stock.  Appropriate cross references to the disclosure of such transactions has been added.  See page 43.

Item 15. Exhibits, Financial Statement Schedules

Exhibits, page 49

General

11.
Comment: The Amended and Restated Technology License Agreement between you and Videocon is not filed in its entirety, as we are unable to locate Exhibits A-F to this agreement.  We also note that you modified the payment terms of this agreement during the first quarter of fiscal 2010.  Please re-file the agreement in its entirety pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response:  A redacted copy of the Amended and Restated Technology License Agreement between the Company and Videocon with Exhibits A-F is being filed with Amendment No. 1.  The complete original is being filed under a Confidential Treatment Request.  The modified payment terms were done via short waiver letters.  Given their brevity both in original form as well as after redaction to remove any confidential payment terms, the Company does not believe that the waiver letters would provide any value to investors and therefore does not believe they are material and necessary to file as exhibits to the Form 10-K.  The Company can make copies available to the Staff on a confidential basis.

12.
Comment: We note that you entered into a Technology License Agreement with Volga Svet Ltd. to produce and market your thin, flat, low voltage phosphor displays in Russia.  However, it appears that you have not filed the original license agreement as an exhibit to your Form 10-K, as we have only located your letter agreement filed as exhibit 10.10 and an amendment to the Joint Cooperation Agreement filed as exhibit 10.9.  Please provide us with your analysis as to whether you are required to file this agreement as an exhibit to your Form 10-K.  Refer to Item 601(b)(10)(i) and (ii) of Regulation S-K.

Response: The Company did not file the Technology License Agreement (the “Volga Agreement”) with Volga Svet Ltd. (“Volga”) as it does not believe that such license agreement is material.  Under the Volga Agreement, the Company granted Volga non-exclusive and non-transferable rights to certain of its intellectual property to incorporate into completed products. However, Volga is not required to make any royalty or license payments under the Volga Agreement and its only obligation is to purchase certain sub-components from the Company and the Company has no other material obligations to Volga.  To date, Volga has not ordered any sub-components from the Company pursuant to the Volga Agreement.  The Company will file a redacted copy of the Volga Agreement, at such time, if ever, that revenue under such agreement is expected to become material.

Securities and Exchange Commission
March 9, 2010

The Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at (631) 549-5900 or Michael Schwamm of Duane Morris LLP, counsel to the Company, at (212) 692-1054 if you have any comments or questions, or if we can be of any assistance.

Sincerely,
/s/ Denis A. Krusos
Denis A. Krusos
Chairman of the Board and
Chief Financial Officer

cc:           Stephani Bouvet / Securities and Exchange Commission
Michael D. Schwamm, Esq./Duane Morris, LLP